

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

March 27, 2009

via U.S. mail and facsimile

Ronald J. Kramer, Chief Executive Officer
Griffon Corporation
100 Jericho Quadrangle
Jericho, New York 11753

> **RE: Griffon Corporation**
> **Form 10-K for the Fiscal Year Ended September 30, 2008**
> **Filed December 15, 2008**
> **Definitive Proxy Statement**
> **Filed December 29, 2008**
> **File No. 001-06620**

Dear Mr. Kramer:

We have reviewed the above referenced filings and have the following comments. Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Definitive Proxy Statement

Base Salary, page 19

1. We have considered your responses to our prior comment 9. On page 15, you state that you pay a base salary that is "competitive with other diversified manufacturing companies" in the peer group, and that during the annual

compensation review, the Compensation Committee "evaluates" the compensation of management versus selected comparators. We understand that you believe that the committee does not benchmark compensation against the comparator companies, but you should explain how the committee uses the information in its evaluation. For example, what is the purpose of the evaluation if not to set compensation consistent with some level or percentile of compensation paid by the comparator companies? In addition, if the committee observes and considers where the actual compensation for each named executive officer falls in relation to the comparator companies, then please disclose the observations that the committee made that are material to its decisions about compensation of the named executive officers.

2. We note that in response to our prior comment 13, you state that the committee takes into consideration, among other things, the performance of the officer and the other compensation elements and amount of previous grants of stock and options. In the additional analysis that you have agreed to provide in your supplemental response, please ensure that you discuss what elements of the officer's performance the committee considered in setting equity-based compensation and how the committee takes into account the other elements of compensation and previous grants of stock and options.

* * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing responses to our comments.

You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or, in her absence Melissa Rocha at (202) 551-3854 or the undersigned Accounting Branch Chief at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Dorine Miller with legal related questions at (202) 551-3711.

Sincerely,

Terence O'Brien
Accounting Branch Chief